# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 04/12/2025
Amends the filing with accession number 0001193125-23-227730
Filed by CIK 0001065521
Persons authorized to receive notices and communications: Stephen Lam, 69 Grosvenor St., Mayfair, London, United Kingdom (X0), W1K 3JP, 44 0207 629 0431

## Reporting persons
- SoftBank Group Corp. (CIK 0001065521): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 1,254,813; sole dispositive power 0; shared dispositive power 1,254,813; aggregate amount beneficially owned 1,254,813 (12.8% of the class)
- SVF II Beaver (DE) LLC (CIK 0001990707): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SVF II Holdings (DE) LLC (CIK 0001883900): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SVF II Aggregator (Jersey) L.P. (CIK 0001883559): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SoftBank Vision Fund II-2 L.P. (CIK 0001787613): type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SB Global Advisers Limited (CIK 0001883884): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 1,241,313; sole dispositive power 0; shared dispositive power 1,241,313; aggregate amount beneficially owned 1,241,313 (12.6% of the class)
- SB Northstar LP (CIK 0001818296): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,500; sole dispositive power 0; shared dispositive power 13,500; aggregate amount beneficially owned 13,500 (0.1% of the class)
- Silver Brick Management PTE. LTD. (CIK 0001991269): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 0; shared voting power 13,500; sole dispositive power 0; shared dispositive power 13,500; aggregate amount beneficially owned 13,500 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment:
EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 1, 2023 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Exchange Agreement

On April 12, 2025, SB Northstar LP entered into an exchange agreement with the Issuer (the "Exchange Agreement"), pursuant to which SB Northstar LP agreed to exchange $533,884,514 aggregate principal amount of the Convertible Notes for (i) 6.00% senior secured notes due 2028 in the aggregate principal amount of $155,000,000 (the "Senior Secured Notes") and (ii) a cash payment of $110,000,000. The Exchange Agreement is expected to close on April 28, 2025.

Pursuant to the Exchange Agreement, provided that closing has occurred, from June 1, 2025, for so long as SB Northstar LP and its affiliates continue to hold, in the aggregate, either: (i) at least 25% of the initial aggregate principal amount of the Senior Secured Notes; or (ii) at least 12% of the sum of the outstanding shares of the Class A Common Stock, Class B Common Stock and Class C Common Stock, calculated on a fully diluted basis, SB Northstar LP shall have the non-transferable right to appoint one person (the "Board Observer"), by written notice to the Issuer, to attend and observe in any regular meeting (including any regular meeting of any standing committee of the Issuer's board of directors (the "Board")), except that the Board Observer shall not be entitled to vote on matters presented to or discussed by the Board (or any relevant committee thereof) at any such meetings. The Board Observer shall not be permitted to volunteer or table any suggestions at any such meeting, but shall be present in his or her capacity as observer only.

The Board Observer and SB Northstar LP agree to hold in confidence all non-public information regarding the Issuer obtained by or from the Board Observer in their capacity as Board Observer and, prior to attending their first meeting or receiving any material related thereto, the Board Observer and SB Northstar LP shall execute a confidentiality agreement in a form reasonably acceptable to the Issuer, pursuant to which, among other things, each of the Board Observer and SB Northstar LP shall agree to maintain and procure the maintenance of the confidentiality of information obtained pursuant to the terms of the Exchange Agreement. Under certain circumstances, as described further in the Exchange Agreement, the Issuer shall have the right to exclude the Board Observer from access to any material or from attendance at a meeting of the Board or standing committee, or portion thereof.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 summarizes certain provisions of the Exchange Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Other than as reported herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7: Exchange Agreement, dated April 12, 2025, by and among Better Home & Finance Holding Company and SB Northstar LP

## Signatures
- SoftBank Group Corp.: /s/ Yuko Yamamoto, Yuko Yamamoto, Head of Corporate Legal Department (04/15/2025)
- SVF II Beaver (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (04/15/2025)
- SVF II Holdings (DE) LLC: /s/ Jonathan Duckles, Jonathan Duckles, Director (04/15/2025)
- SVF II Aggregator (Jersey) L.P.: /s/ Michael Johnson, Michael Johnson, Director (04/15/2025)
- SoftBank Vision Fund II-2 L.P.: By: SB Global Advisers Limited, its Manager, /s/ Stephen Lam, Stephen Lam, General Counsel (04/15/2025)
- SB Global Advisers Limited: /s/ Stephen Lam, Stephen Lam, General Counsel (04/15/2025)
- SB Northstar LP: /s/ Stephen Lam, Stephen Lam, Director (04/15/2025)
- Silver Brick Management PTE. LTD.: /s/ Kozo Aramaki, Kozo Aramaki, Director (04/15/2025)